Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-276975

AMERICAN EXPRESS COMPANY

€750,000,000 3.835% Fixed-to-Floating Rate Notes due June 16, 2034

Issuer:	American Express Company
Expected Ratings[1]:	A2 (Stable) / A- (Stable) / A (Stable) (Moody’s / S&P / Fitch)
Ranking:	Senior Unsecured
Trade Date:	June 10, 2026
Settlement Date:	June 17, 2026 (T+5). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes are initially expected to settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.
Maturity Date:	June 16, 2034
Par Amount:	€750,000,000
Benchmark Security:	DBR 2.300% due February 15, 2033
Benchmark Security Price and Yield:	96.47; 2.887%
Spread to Benchmark Security:	+94.8 bps
Yield to Maturity:	3.835%
Mid-Swap Yield:	2.985%
Spread to Mid-Swap Yield:	+85 bps
Public Offering Price:	100.000%
Underwriters’ Discount:	0.400%
Net Proceeds to the Issuer:	€747,000,000 (before expenses)

Use of Proceeds:	The issuer intends to use the net proceeds from this offering for general corporate purposes.
Fixed Rate Period:	From, and including, June 17, 2026, to, but excluding, June 16, 2033
Floating Rate Period:	From, and including, June 16, 2033 to, but excluding, the Maturity Date
Interest Rates and Payment Dates:	The notes will bear interest
(i) during the Fixed Rate Period, at a rate per annum equal to 3.835%, payable on June 16 of each year, beginning June 16, 2027 (short first interest period) and ending on June 16, 2033, and
(ii) during the Floating Rate Period, at a rate per annum equal to three-month EURIBOR plus 0.906%, payable on March 16, June 16, September 16 and December 16, beginning September 16, 2033 and ending on the Maturity Date.
Interest Periods:	Annually in arrears during the Fixed Rate Period and quarterly in arrears during the Floating Rate Period.
Floating Rate Interest Determination Date:	The second TARGET Business Day prior to the first day of each applicable Floating Rate Interest Period.
Business Day Convention:	Fixed Rate Period: Following Unadjusted Business Day Convention Floating Rate Period: Modified Following Business Day Convention
Day Count:	Fixed Rate Period: ACTUAL/ACTUAL (ICMA) Floating Rate Period: Actual/360
Optional Par Call Redemption:	(i) In whole but not in part on June 16, 2033 or (ii) in whole or in part during the three-month period prior to the Maturity Date, in each case at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.
Optional Make-Whole Redemption:

In whole or in part on or after December 17, 2026 (or if additional notes are issued after June 17, 2026, on or after the date that is six months after the issue date of such additional notes) and prior to June 16, 2033, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the notes to be redeemed; and
(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) if such notes matured on the earliest Par Call Date, discounted to the redemption date on an annual basis (based on the ACTUAL/ACTUAL (ICMA) payment convention, as defined in the rulebook of the International Capital Markets Association), at the applicable Comparable Government Bond Rate plus 15 basis points, plus, in each case, any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

Redemption Upon a Tax Event:	In whole but not in part, upon the occurrence of a Tax Event, at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.
Listing:	The issuer intends to apply to list the notes on the NYSE.
Settlement:	Euroclear/Clearstream
Minimum Denominations/Multiples:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.
Calculation Agent:	The Bank of New York Mellon, London Branch
Common Code:	340896874
CUSIP:	U02581 AK9
ISIN:	XS3408968744
MiFID II Target Market and PRIIPs Regulation:	MiFID II professionals / ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.
UK MiFIR and FCA Product Disclosure Sourcebook (DISC):	UK MiFIR professionals / ECPs-only / No CCI product summary – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No product summary or disclosure document required by the FCA Product Disclosure Sourcebook has been prepared as not available to retail in the UK.
Joint Book-Running Managers:	Morgan Stanley & Co. International plc Deutsche Bank AG, London Branch Merrill Lynch International
Co-Managers:	Lloyds Bank Corporate Markets plc NatWest Markets Plc Standard Chartered Bank The Toronto-Dominion Bank

1 An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Relevant stabilization regulations including FCA/ICMA apply.

The issuer has filed a registration statement (including a base prospectus, dated February 9, 2024 (the “base prospectus”)) and a preliminary prospectus supplement, dated June 10, 2026 (the “preliminary prospectus supplement”), with the SEC for the offering to which this communication relates. Capitalized terms used but not defined herein have the meanings ascribed to them in the base prospectus or the preliminary prospectus supplement. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the preliminary prospectus supplement if you request them by calling Morgan Stanley & Co. International plc at +1 (866) 718-1649, Deutsche Bank AG, London Branch at +44-20-541-9938 or Merrill Lynch International at 1-800-294-1322.